UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files  or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐             No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is  submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐             No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

RESULTS OF POSTAL BALLOT AND NOTICE OF RECORD DATE

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information concerning the matters voted by the members through postal ballot and electronic voting (“E-voting”). The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On February 24, 2019, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange (the “Exchanges”) of the results of the postal ballot and E-voting. Each matter was approved by a majority of the shareholders and the votes cast for and against are described in the attached letter. A copy of such letter to the Exchanges is attached to this Form 6-K as Item 99.1. The following is a brief description of the matters voted upon by the members of the Company both through postal ballot and E-voting:

(i)

The approval of the increase in the authorized share capital of the Company and consequential amendment to the Company’s Memorandum of Association. The amended Memorandum of Association is attached to this Form 6-K as Item 99.2.

(ii)

The issuance of bonus equity shares (the “Bonus Equity Shares”) to its shareholders, or stock dividend, to its ADR holders in the proportion of one equity share or ADR for every three equity shares or ADRs held as on the record date to be determined by the Company’s board of directors (the “Board”).

On February 24, 2019, the Company also informed the Exchanges that the Board has fixed March 7, 2019 as the record date to determine eligible shareholders entitled to receive the Bonus Equity Shares (including stock dividend for holders of ADR). A copy of such letter to the Exchanges is attached to this Form 6-K as Item 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal Chief Financial Officer

Dated: February 28, 2019

INDEX TO EXHIBITS

Item

99.1	Letter to the Exchanges dated February 24, 2019.

99.2	Memorandum of Association.

99.3	Letter to the Exchanges dated February 24, 2019.